CONFIDENTIAL

May 10, 2012

Filed on EDGAR2

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Intermountain Community Bancorp

Registration Statement on Form S-1

Filed March 13, 2012 and amended April 19, 2012

File No. 333-180072

Dear Mr. Clampitt:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain” or “Company”) response to the comments, questions and requests raised in the comment letter of April 26, 2012, as well as pursuant to our recent discussions with you. We have provided the requested information and proposed disclosures specified in your letter. For ease of reference, we have repeated your questions with our responses.

General

1.	Comment: We note your response to comment 1 of our letter dated April 2, 2012. After the Annual Meeting, please include the disclosure relating to the results of the meeting, including confirmation of the date that the amendment to your articles was filed, in a pre-effective amendment to your registration statement.

Response: In response to the Staff’s comment, and as we discussed, given our contractual obligation to go effective on the registration statement by May 22, 2012 and the timing of the Annual Meeting scheduled for May 17, 2012, we have filed a pre-effective amendment to the registration statement prior to the Annual Meeting, maintaining the assumption of the shareholder approval of the amendment to our Articles and reflecting the changes noted in this response letter. As we further discussed, immediately following the Annual Meeting, we will contact the Staff to confirm that the amendment to our articles has been filed and file a request for acceleration. Additionally, we will include the following disclosure relating to the results of the meeting on page 3 of the final Prospectus:

On May 17, 2012, the Company held its Annual Meeting at which its shareholders approved each of the proposals detailed in its Definitive Proxy Statement, which was filed with the Securities and Exchange Commission on April 19, 2012. At the Annual Meeting, the shareholders approved, among other proposals, the amendment to Intermountain’s Amended and Restated Articles of Incorporation to authorize up to 100,000,000 shares of Non-Voting Common Stock.

We filed the amendment to the Articles on May 17, 2012. The amendment permits (i) the conversion of each outstanding share of Series B Preferred Stock into shares of Non-Voting Common Stock, (ii) the exercise of Warrants issued to certain Investors for shares of Non-Voting Common Stock, and (iii) the purchase of Non-Voting Common Stock in a private placement (or the conversion of any Series B Preferred Stock already purchased in such private placement) by the Backstop Investors pursuant to their commitments in the rights offering conducted by the Company. Upon the conversion to Non-Voting Common Stock, all shares of Series B Preferred Stock ceased to exist and resumed the status of authorized and unissued shares of the Company’s Preferred Stock.

2.	Comment: Please also note that after May 15, 2012, you will be required to update your financial statements and related disclosure in accordance with Rule 8-08 of Regulation S-X in a pre-effective amendment to the registration statement. All disclosure as of December 31, 2011 should be updated to be current as of March 31, 2012.

Response: In response to the Staff’s comment, all disclosure as of December 31, 2011 has been updated to be current as of March 31, 2012. We further note that given the anticipated timing of the effectiveness of the Resale Registration Statement, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 will have already been filed with the Securities and Exchange Commission. We intend to file this Quarterly Report on May 14 and will incorporate the report by reference into the Prospectus.

Cover Page

3.	Comment: We reissue comment 5 of our letter dated April 2, 2012. It does not appear that you have revised your cover page to state a price at which you will sell your warrants and nonvoting common stock.

Response: In response to the Staff’s comment, we have revised our cover page such that it will indicate the price at which the Selling Securityholders will sell the Warrants. We are awaiting input from the Selling Securityholders and will include the price in the next amendment to the Registration Statement.

Shares of Non-Voting Common Stock may only be transferred in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System. Upon such approved transfers, the shares of Non-Voting Common Stock will convert into shares of voting Common Stock. Although no market for the Non-Voting Common Stock currently exists, as shares of the Non-Voting Common Stock cannot be re-sold by the Selling Securityholders without the effect of having such shares convert into shares of voting Common Stock, any resale of shares of Non-Voting Common Stock will track, and be sold at, the then-current market price of the voting Common Stock.

We have updated the cover page to include the following language:

The Warrants shall be sold at a maximum of [    ] per Warrant. The shares of Non-Voting Common Stock, if transferred or sold in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System, shall be sold at the then-current market price of the shares of Common Stock.

Selling Securityholders, page 36

4.	Comment: We reissue comment 7 with respect to Ramat Securities, a registered broker-dealer. You are required to either revise your registration statement to identify any registered brokerdealers as underwriters to the securities to be resold or to remove them from the offering.

Response and Proposed Disclosure: In response to the Staff’s comment, the Company has received consent from Ramat Securities, Ltd. (“Ramat”) to be identified as an underwriter with respect to the securities to be resold by Ramat. Accordingly, we have included the following disclosure on page 38 of the Prospectus under the “Selling Securityholders” section:

Ramat Securities Ltd. has indicated that it is a broker-dealer and, therefore, is deemed an underwriter in this offering.

We have also added the following disclosure on page 41 of the Prospectus under the “Plan of Distribution” section:

Ramat Securities Ltd. has indicated that it is a broker-dealer and, therefore, is deemed an underwriter in this offering. Any profit on the sale of the Securities in this prospectus by Ramat Securities Ltd. may be deemed to be “underwriting discounts or commissions” under the Securities Act.

5.	Comment: We note your response to comment 8 of our letter dated April 2, 2012. Please add these representations to your registration statement.

Response & Proposed Disclosure: In response to the Staff’s Comment, we have added the following disclosure on pages 38 and 41 of the Prospectus under the “Selling Securityholders” and the “Plan of Distribution” sections, respectively.

Two Selling Securityholders, John Hancock Bank & Thrift Opportunities Fund and Castle Creek are affiliates of broker-dealers. Both have indicated (i) that they purchased the shares being registered for resale in the ordinary course of business and (ii) that at the time of the purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

6.	Comment: We note your response to comment 10 of our letter dated April 2, 2012. Please add this information to your registration statement. Please refer to CD&I 240.04.

Response & Proposed Disclosure: In response to the Staff’s comment, we have added the following disclosure to page 39 of the Prospectus under the “Selling Securityholders” section:

Investor	Natural Person(s) who Exercise Sole or Shared Voting and/or Dispositive Powers over the Securities
Castle Creek Capital Partners IV, LP	John Eggemeyer William Ruh

Covenant Financial Services, LLC (and certain affiliates)	Steve Shafer

FJ Capital Long/Short Equity Fund LLC	Andrew Jose

LeRoy A. Bruton, Revocable Trust	Leroy A. Bruton

John Hancock Bank & Thrift Opportunities Fund	Lisa Welch Susan Curry

Ramat Securities, Ltd.	David Zlatin

Stadium Capital Partners, L.P.	Alexander M. Seaver Bradley R. Kent

Stadium Capital Qualified Partners, L.P.	Alexander M. Seaver Bradley R. Kent

Ulysses Offshore Fund, Ltd.	Joshua Nash

Ulysses Partners, LP	Joshua Nash

James Fenton Co., Inc. (JRF, LLC)	Susan Kubiak Julie Meyer

Ford Elsaessar IRA	Ford Elsaessar

Exhibit 5.1

7.	Comment: Counsel may not issue a legal opinion as to the legality of shares that have not yet been issued. Therefore, counsel must revise and re-file its legal opinion as an exhibit to the registration statement after such shares have been authorized.

Response: In response to the Staff’s comment, and as we discussed, we further confirm that we will not request effectiveness of this Registration Statement until we receive approval to amend our articles to authorize the Non-Voting Common Stock. We have therefore filed a form of legal opinion with the pre-effective Amendment No. 2 to the Registration Statement, and dated it as of May 17, 2012, the date of the Annual Meeting, at which we expect to obtain approval of the Non-Voting Common Stock and file the amendment to the articles. We will file a signed opinion as an exhibit to the Registration Statement once the Non-Voting Common Stock has been approved and authorized.

8.	Comment: Please delete the assumptions in the fourth paragraph on page 2 of the legal opinion. It is not appropriate for counsel to assume any of the material facts underlying the opinion, including necessary corporate actions.

Response: In response to the Staff’s comment, we have deleted the fourth paragraph on page 2 of the legal opinion.

9.	Comment: For secondary offerings, counsel is obligated to state its opinion that each of the securities “are” validly issued, fully paid and non-accessible, instead of “will be” validly issued, etc. Please revise the opinions on page 3 accordingly.

Response & Proposed Disclosure: In response to the Staff’s comment, and pursuant to our discussion, we have relied on the guidance of Staff Legal Bulletin No. 19 - Legality and Tax Opinions in Registered Offerings, dated October 14, 2011, which notes the following:

For registration statements that register the resale of shares that are already outstanding (and not subject to conversion or exercise), the legality opinion should recognize that these securities are already outstanding and fully paid. In these situations, the opinion should state that the shares “are” – and not “will be” – legally issued, fully paid and non-assessable.

As you know, the Resale Registration Statement covers various categories of securities. Some of the securities being registered are already outstanding, and/or will be outstanding at the anticipated time of effectiveness of the Registration Statement (the “Effective Date”). However, some of the securities are subject to conversion or exercise and will not likely be outstanding on or prior to the Effective Date. More specifically, the (i) underlying shares to the Warrants (the “Warrant Shares”) that are subject to future exercise; (ii) “Backstop Shares” (as defined in the Legal Opinion) that will not likely be purchased by the Selling Securityholders until after the Effective Date; and (iii) “Common Stock Converted Shares” (as defined in the Legal Opinion), into which the Non-Voting Common Stock may not convert until certain approved transfers take place in the future, will not be shares that are outstanding on or prior to the Effective Date.

With respect to opining to securities that are legally issued, fully paid and non-assessable, (A) we have changed the term “will be” to “are” for the “Non-Voting Common Stock Converted Shares” (as defined in the Legal Opinion – see opinion (v)), as those will be outstanding on the Effective Date; (B) we use the term “are” for shares that are already outstanding (see opinion (i)); and we have used the term “will be” for shares subject to exercise, conversion or future purchase by the Selling Securityholders (see opinions (ii),(iv),(v),(vi) and (vii).

We trust that the foregoing is responsive to your inquiries and comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact our counsel Stephen M. Klein of Graham and Dunn P.C. at 206-340-9648 or me at 509-363-2635. We look forward to your early and favorable response as we quickly approach our contractual deadline of May 21, 2012.

Sincerely,

/s/ Douglas M. Wright
Douglas M. Wright
Chief Financial Officer
Intermountain Community Bancorp